Exhibit 3.1

CERTIFICATE OF CORRECTION

TO

THE CERTIFICATE OF AMENDMENT

OF

THE CERTIFICATE OF INCORPORATION

OF

WPCS INTERNATIONAL INCORPORATED

WPCS INTERNATIONAL INCORPORATED, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

1. The name of the corporation is WPCS International Incorporated (the “Corporation”).

2. A Certificate of Amendment of Certificate of Incorporation was filed with the Secretary of the State of Delaware on May 16, 2013, and said Certificate of Amendment requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracies or defects of said Certificate of Amendment to be corrected are as follows: (1) the number of authorized shares of Common Stock set forth, under the heading “Authorized Shares”, in the third column of the first sentence of the second full paragraph of Article 4 thereof, should be 100,000,000, not 14,285,715, and (2) the total number of authorized shares of all capital stock of the Corporation set forth, under the heading “Authorized Shares”, in the third column of the first sentence of the second full paragraph of ARTICLE 4, should be 105,000,000, not 19,285,715.

4. ARTICLE 4 of the Certificate of Amendment is corrected to read, in its entirety, as follows:

"ARTICLE 4: The Corporation is authorized to issue two classes of stock. One class of stock shall be Common Stock, par value $0.0001. The second class of stock shall be Preferred Stock, par value $0.0001. The Preferred Stock, or any series thereof, shall have such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the matter in which such facts shall operate upon such designations, preferences, rights and qualifications; limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

The total number of shares of stock of each class which the Corporation shall have authority to issue and the par value of each share of each class of stock are as follows:

Class	Par Value	Authorized Shares
Common	$0.0001	100,000,000
Preferred	$0.0001	5,000,000

Totals:		105,000,000

Effective as of 12:01 a.m., local time on May 28, 2013, every seven (7) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the "Reverse Stock Split"); provided, however, that the number of shares of preferred stock authorized pursuant to this Article Four shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of common stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share."

[SIGNATURE PAGE FOLLOWS]

In Witness Whereof, the undersigned authorized officer of the Corporation has hereunto set his hand this 19th day of December, 2014.

By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Interim Chief Executive Officer